UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SHENGFENG DEVELOPMENT LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8117B101

(CUSIP Number)

October 15, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8117B101	Page 1 of 6

1.	Names of Reporting Persons Shengfeng International Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 41,880,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 41,880,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,880,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 50.8%**
12.	Type of Reporting Person FI

*	Represents 41,880,000 Class A Ordinary Shares issuable to Shengfeng International Limited upon the conversion of 41,880,000 Class B Ordinary Shares, that were held by Shengfeng International Limited as of October 15, 2024. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

**	Percentage of class is calculated based on 40,617,513 Class A Ordinary Shares outstanding as of October 15, 2024, which information was provided by the Issuer to the Reporting Persons on October 15, 2024. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 40,617,513 outstanding Class A Ordinary Shares plus the 41,880,000 Class A Ordinary Shares issuable to Shengfeng International Limited upon the conversion of the Class B Ordinary Shares described above.

CUSIP No. G8117B101	Page 2 of 6

1.	Names of Reporting Persons Yongxu Liu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 500,000*
	6.	Shared Voting Power 41,880,000**
	7.	Sole Dispositive Power 500,000*
	8.	Shared Dispositive Power 41,880,000**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,380,000***
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 51.4%****
12.	Type of Reporting Person IN

*	Represents 500,000 Class A Ordinary Shares held in the brokerage account of Yongxu Liu, who holds exclusive voting and dispositive power to these shares.

**	Represents 41,880,000 Class A Ordinary Shares issuable to Shengfeng International Limited, a British Virgin Islands company 100% owned by Yongxu Liu, upon the conversion of 41,880,000 Class B Ordinary Shares, that were held of record by Shengfeng International Limited as of October 15, 2024. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

***	Represents 500,000 Class A Ordinary Shares and 41,880,000 Class A Ordinary Shares issuable to Shengfeng International Limited, a British Virgin Islands company 100% owned by Yongxu Liu, upon the conversion of 41,880,000 Class B Ordinary Shares, that were held of record by Shengfeng International Limited as of October 15, 2024.

****	Percentage of class is calculated based on 40,617,513 Class A Ordinary Shares outstanding as of October 15, 2024, which information was provided by the Issuer to the Reporting Persons on October 15, 2024. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 40,617,513 outstanding Class A Ordinary Shares plus the 41,880,000 Class A Ordinary Shares issuable to Shengfeng International Limited upon the conversion of the Class B Ordinary Shares described above.

CUSIP No. G8117B101	Page 3 of 6

ITEM 1.

(a) Name of Issuer: Shengfeng Development Limited

(b)	Address of Issuer’s Principal Executive Offices:	Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou
City, Fujian Province, People’s Republic of China, 350001

ITEM 2.

2(a) Name of Person Filing:

(i) Shengfeng International Limited

(ii) Yongxu Liu

2(b) Address of Principal Business Office, or if None, Residence:

(i) Shengfeng International Limited

30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands

(ii) Yongxu Liu

30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands

2(c) Citizenship:

(i) Shengfeng International Limited

British Virgin Islands

(ii) Yongxu Liu

China

2(d) Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share

2(e) CUSIP Number: G8117B101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

CUSIP No. G8117B101	Page 4 of 6

ITEM 4. OWNERSHIP.

Reporting Persons	Beneficial Ownership		Percentage of Total Ordinary Shares(1)	Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
Yongxu Liu	42,380,000	(2)	51.4%	500,000	(4)	41,880,000	(3)	500,000	(4)	41,880,000	(3)
Shengfeng International Limited(5)	41,880,000	(3)	50.8%	0		41,880,000	(3)	0		41,880,000	(3)

(1)	Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 40,617,513 outstanding Class A Ordinary Shares plus the 41,880,000 Class A Ordinary Shares issuable to Shengfeng International Limited upon the conversion of the Class B Ordinary Shares.

(2)	Represents 500,000 Class A Ordinary Shares and 41,880,000 Class A Ordinary Shares issuable to Shengfeng International Limited, a British Virgin Islands company 100% owned by Yongxu Liu, upon the conversion of 41,880,000 Class B Ordinary Shares, that were held of record by Shengfeng International Limited as of October 15, 2024.

(3)	Represents 41,880,000 Class A Ordinary Shares issuable to Shengfeng International Limited, a British Virgin Islands company 100% owned by Yongxu Liu, upon the conversion of 41,880,000 Class B Ordinary Shares, that were held of record by Shengfeng International Limited as of October 15, 2024. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

(4)	Represents 500,000 Class A Ordinary Shares held in the brokerage account of Yongxu Liu, who holds exclusive voting and dispositive power to these shares.

(5)	Shengfeng International Limited is a British Virgin Islands company 100% owned by Yongxu Liu.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G8117B101	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2024

Shengfeng International Limited

By:	/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Director

/s/ Yongxu Liu
Name:	Yongxu Liu

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G8117B101	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement